CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Fixed Rate Senior Notes due November 27, 2024	$5,000,000.00	$581.00
Guarantee of Fixed Rate Senior Notes due November 27, 2024	–	(2)
Total	$5,000,000.00	$581.00

(1)	Calculated in accordance with Rule 457(r)

(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantee

Pricing Supplement No. 57 (To Prospectus Supplement dated September 29, 2014 and Prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-189150 and 333-189150-01 November 21, 2014
Lloyds Bank plc
fully and unconditionally guaranteed by Lloyds Banking Group plc
$5,000,000 Fixed Rate Senior Notes due November 27, 2024, Medium-Term Notes, Series A (the “Notes”)

Principal Amount:	USD $5,000,000	Interest Rate:	3.276% per annum
Maturity Date:	November 27, 2024	Day Count Basis:	30 / 360
Trade Date:	November 21, 2014	Business Days:	New York, London
Issue Date:	November 28, 2014	Business Day Convention:	Following, unadjusted
Issue Price:	100%	Interest Payment Dates:	Semi-annual, on the 27th of each May and November, beginning on May 27th, 2015
Denominations	USD 1,000 and integral multiples thereof	Selling Agent’s Commission*:	US$0 (0% of the Principal Amount)
		Proceeds to Issuer:	US$5,000,000
*Please see “Supplemental Plan of Distribution” below.

CUSIP / ISIN: 5394E8CN7 / US5394E8CN77
Issuer: Lloyds Bank plc
Guarantor: Lloyds Banking Group plc
Selling Agent: RBC Capital Markets, LLC
Trustee and Paying Agent: The Bank of New York Mellon, acting through its London Branch
Settlement and Clearance: DTC; Book-entry
Listing: The Notes will not be listed or displayed on any securities exchange or quotation system.
Governing Law: New York
U.K. Bail-in Power Acknowledgment: Yes. Each holder of the Notes (including each beneficial owner) acknowledges and agrees  to be bound by, and consents to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest or coupon on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest or coupon on, such Notes into shares or other securities or other obligations of Issuer, the Guarantor or another person. See, also the section entitled “Agreement with Respect to the Exercise of the U.K. Bail-in Power” on page S-27 of the prospectus supplement, and “Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes” on page 2 below.
Redemption: Not applicable, except upon the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Supplemental Plan of Distribution
The Selling Agent identified on the cover of this pricing supplement has agreed with us to act in such capacity in connection with the offer and sale of the Notes. In addition, we have agreed to enter into a swap transaction with an affiliate of the Selling Agent – please see “Use of Proceeds and Hedging” below.

We may deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Use of Proceeds and Hedging
The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” on page 1 of the accompanying prospectus. We will enter into a swap transaction with an affiliate of the Selling Agent to hedge our obligations under the Notes, and our counterparty expects to realize a profit in connection with such swap transaction.

Tax Consequences
You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  The Notes will be treated as fixed rate debt instruments for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount.  You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss.  Interest income earned with respect to the Notes will be foreign-source income. For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes. The U.K. Financial Services (Banking Reform) Act 2013 became law in the United Kingdom on December 18, 2013, and granted the “U.K. bail-in power” as part of the powers of the U.K. resolution authority. The “U.K. bail-in power” is a power exercisable by the relevant U.K. resolution authority relating to the resolution of banks, banking group companies, credit institutions, and/or investment firms incorporated in the United Kingdom, and is applicable to the Issuer, Guarantor, and its affiliates. The U.K. bail-in power is designed for the relevant U.K. resolution authority to recapitalize a failing institution by allocating losses to its shareholders and bondholders (potentially including holders of the Notes), and includes the power to (i) cancel all or a part of the principal amount of, or interest on, the Notes, or otherwise modify the terms of the Notes and/or (ii) convert all, or part of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer, the Guarantor or another person. The U.K. bail-in power will be able to be exercised on or after a date that shall be determined by the U.K. Treasury, and then may be exercised when the relevant U.K. resolution authority determines that (i) the relevant bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure, and (iii) it is in the public interest to exercise the U.K. bail-in power.

Any exercise, or threat of exercise, of the U.K. bail-in power would have a significant negative effect on the value of the Notes. In addition, you are likely to have limited rights or no rights to challenge any decision regarding the exercise of the U.K. bail-in power or to have any such decision reviewed by a judicial or administrative process or otherwise.  For additional information on the U.K. bail-in power, please see “Recent Regulatory Developments in the E.U. and the U.K.” beginning on page S-28 of the prospectus supplement and “Holders of the Notes may be required to absorb losses in the event we become subject to recovery and resolution action” on page S-4 of the prospectus supplement.

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